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                                                           June 23,2008

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Ms. Kathleen Krebs
            Mr. John Zitko

Re:      Xfone. Inc. ("Xfone" or the "Company")

Dear Ms. Krebs and Mr. Zitko:

As a follow-up to our phone call of June 18, 2008, we hereby submit that Xfone did not violate Section 5 of the Securities Act of 1933, as amended (the "Securities Act") in connection with Xfone's sale of an aggregate of 1,950,000 shares of its common stock, $0.001 par value per share ("Common Stock") on October 23, 2007 and November 4, 2007. We have included below our analysis with respect to this conclusion. For your convenience, we have also restated the relevant facts below.

FACTS

The Company filed a Registration Statement on Form SB-2 on June 8, 2007 (File No. 333-143618) (the "Registration Statement"), which sought to register up to 2,000,0001 shares of Common Stock to be sold on a "best efforts" basis (the "Best-Efforts Offering") for a period of 90 days from effectiveness "at a fixed price of between $3.00 and $4.00 per share depending on the market price for the Company's Common Stock". Due to a scribal mistake, an inconsistent range of between $2.75 and $3.50 was provided on another location within the Registration Statement. In its comment letter of July 5, 2007, the Staff expressed its position that the foregoing disclosure gives the appearance that the Company intends to conduct an at-the-market offering, and as the Company was not S-3 eligible, and accordingly was not eligible to conduct an at-the-market offering, the Staff requested that the Company clarify its disclosure to reflect the manner by which it will fix the price.

On July 18, 2007, the Company filed Amendment No. 1 to the Registration Statement, which clarified that the offering would be at a fixed price of between $3.00 and $4.00 per share.

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1 The Company also registered an additional 957,242 shares of Common Stock for resale by certain selling shareholders named therein.

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GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

On July 30, 2007, in response to the Staffs comment letter of July 27, 2007, the Company confirmed that it is electing to include a price range in the Registration Statement solely for purposes of Rule 430A under the Securities Act, and that it will choose one fixed price at which it will sell its shares of Common Stock for the duration of the offering and will disclose that price in a prospectus supplement after effectiveness. As requested, the Company also revised its disclosure throughout Amendment No. 2 to the Registration Statement to remove any inference that the offering was a minimum/maximum offering or an at-the-market offering. On August 6, 2007, the Registration Statement was declared effective by the Staff, and on August 9, 2007, the Company filed with the Commission a final prospectus under Rule 424(b)(2) of the Securities Act. Such final prospectus included all material information except the final fixed price.

On October 23, 2007, the Company entered into Subscription Agreements with certain investors affiliated with Gagnon Securities, Inc. ("Gagnon") who agreed to purchase an aggregate of 1,000,000 of the shares of Common Stock included in the Registration Statement at a fixed price of $3.00 per share. The Company filed a Current Report on Form 8-K with the Commission the same day, October 23, 2007, disclosing the terms of this transaction, including the fixed price at which the shares were sold. At such time, the investors' commitment to purchase the shares was confirmed. Such agreements were accepted by the Company and closed in escrow subject only to the approval by the Tel Aviv Stock Exchange ("TASE") and the American Stock Exchange ("AMEX"), and confirmation that the shares would be eligible for issuance via DWAC. The confirmation of DWAC eligibility and the AMEX approval were received on October 31, 2007. On November 6, 2007, the TASE gave approval, and the shares were issued on that date.

On November 4, 2007, the Company entered into Subscription Agreements with: (i) XFN - RLSI Investments, LLC, an entity affiliated with Richard L. Scott Investments, LLC, a U.S. institutional investor, which agreed to purchase 250,000 shares at a price of $3.00 per share; and (ii) certain Israeli institutional investors, which agreed to purchase an aggregate of 700,000 shares at a price of $3.00 per share. A Current Report on Form 8-K was filed the next day, on November 5, 2007, reporting the terms of these transactions. Such agreements were accepted by the Company and closed in escrow subject only to the approval of AMEX and TASE, and confirmation that the shares would be eligible for issuance via DWAC. The confirmation of DWAC eligibility was received on October 31, 2007 and the AMEX approval was received on November 12, 2007. On November 13, 2007, the TASE gave approval, and the shares were issued on that date.

GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

The offerings on October 23, 2007 and November 4, 2007 were deemed by the Company to be made pursuant to the effective Registration Statement.

On October 29, 20072, I spoke with Mr. Zitko, who indicated that a post-effective amendment would have to be filed disclosing the price and other terms at which the shares had been sold. The Staffs call was prompted by the Company's filing of the Current Report on Form 8-K disclosing the price and other terms of the October 23rd sale of the shares that were registered in the Registration Statement. The Company acknowledges that it did not file the required prospectus supplement due to an unintentional error until the Staff contacted it, and then on November 7, 2007,3 filed the Post-Effective Amendment, which was as soon as practicable following such notification by the Staff.

ANALYSIS

Section 5(b)(2) of the Securities Act requires the delivery of a final prospectus in connection with sales of securities, and states that it is "unlawful for any person directly or indirectly to carry or cause to be carried through the mails or in interstate commerce any such security for the purpose of sale or for delivery after sale, unless accompanied or preceded by a prospectus that meets the requirements of subsection (a) of section 10." Effective December 2005, in its Securities Offering Reform release 4, the Commission adopted an "access equals delivery" model for final prospectus delivery. Under this model, issuers can fulfill the delivery requirement with respect to final prospectuses if such filings are posted on a website or filed with the Commission and available on the Edgar system, as such electronic filing and posting makes the documents and the information contained therein readily available and accessible. Under Rule 172(b)5 adopted under the Securities Act, "a final prospectus will be deemed to precede or accompany a security for sale for purposes of Securities Act Section 5(b)(2) as long as the final prospectus meeting the requirements of Securities Act Section 10(a) is filed or the issuer will make a good faith and reasonable effort to file it with [the Commission] as part of the registration statement within the required Rule 424 prospectus filing timeframe."6 Pursuant to this Rule, as long as a final prospectus "is or will be on file with [the Commission] within the time required by the new rules, including the cure period,"7  the delivery obligation will have been satisfied.

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2 Kindly note that in our prior correspondence, we indicated that the first call we received from the Staff was on November 6, 2007. After further diligence, we note that the first call to us from the Staff was on October 29, 2007. Our prior statements were made inadvertently, in error, and we apologize for this inconsistency.
3 As we explained in a telephone conference with Mr. Zitko on May 12, 2008 and re-stated in our letter of May 13, 2008 following-up on such call, the Company filed the post-effective amendment at 5:23 PM on November 7, 2007, however, due to a clerical error with the Edgarizer, an incorrect logo was appended.  The Company immediately filed another copy of the post-effective amendment at 5:33 pm, which was identical in all respects except the company logo, which had been corrected.   Because the second filing was after the 5:30 pm Edgar deadline, the second filing is posted with a filing date of November 8, 2007.
4 Final Rule Release No. 33 8591, Securities Offering Reform (effective December 1, 2005).
5 17 CFR 230.172(b). Rule 172(b) provides: "Transfer of the security. Any obligation under section 5(b)(2) of the Act to have a prospectus that satisfies the requirements of section 10(a) of the Act precede or accompany the carrying or delivery of a security in a registered offering is satisfied if the conditions in paragraph (c) of this section are met." The applicable conditions contained in Rule 172(c) are as follows. The Company believes that all such conditions were satisfied upon delivery of the securities in the Best-Efforts Offering, as discussed in this letter:
1.	The registration statement relating to the offering is effective and is not the subject of any pendingproceeding or examination under section 8(d) or 8(e) of the Act;
2.	Neither the issuer, nor an underwriter or participating dealer is the subject of a pending proceeding under section 8 A of the Act in connection with the offering; and
3.
The issuer has filed with the Commission a prospectus with respect to the offering that satisfies the requirements of section 10(a) of the Act or the issuer will make a good faith and reasonable effort to file such a prospectus within the time required under Rule 424 and, in the event that the issuer fails to file timely such a prospectus, the issuer files the prospectus as soon as practicable thereafter.."

6 Release No. 33-8591, at Section VLB. 1 .a.(i) (page 245).
7 Release No. 33-8591, at Section VLB. (page 244).

GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

Section 10(a) Prospectus

In the Company's case, the Company believes that its prospectus filed on August 9, 2007 met the requirements of Section 10(a) under the Securities Act, because it contained substantially all of the same information as was contained and required in the Registration Statement related to such securities. The Staff has indicated that this prospectus did not meet all of the requirements of Section 10(a) because it did not contain the final price of the Best-Efforts Offering. However, the Company submits that the prospectus should be deemed to have contained the final price, since (i) the prospectus indicated clearly through the document that it would choose and fix one price at which it would sell the securities for the duration of the Best-Efforts Offering between a price range of $3.00 and $4.00 per share, (ii) the Company did, in fact, sell all shares in the Best-Efforts Offering at one fixed price of $3.00 per share, even though the shares were sold in multiple transactions to multiple investors; (iii) the investors were made aware of this fixed price consistently during the offering process, and were informed that the shares it was purchasing were covered under the effective Registration Statement; and (iv) the Company disclosed this fixed price immediately upon fixing it with the Gagnon investors, to all purchasers in the Best-Efforts Offering and to the public through the filing of a Current Report on Form 8-K. We believe that the Form 8-K, particularly when coupled with the 424(b)(2) prospectus filed on August 9, 2007, served the greatest utility of the final prospectus, in that it informed and memorialized the information for the aftermarket.

GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

We would like to emphasize that the Company has always made it its practice to promptly disclose its actions and events by filing Current Reports on Form 8-K as promptly as possible after, and in most cases, on the same day as the occurrence of a reportable event. The Company does this in order to fulfill its obligations as a listed Company on the TASE, which requires filing of "immediate reports," and the Company believes this practice greatly benefits Xfone's shareholders and the public market by providing it with immediate access to information about the Company's news. In this case, any shareholder or potential investor who had access to the final prospectus, which stated that the price would be fixed at one price between $3.00 and $4.00 to be disclosed by the Company, should also reasonably be deemed to have had access to the Company's Current Report on Form 8-K which was filed on Edgar promptly and was readily available, and contained the exact price of $3.00 per share.

Accordingly, the Company believes the final fixed price information was adequately disclosed and made available to the purchasers in the Best-Efforts Offering, as well as to the public, and accordingly, the Company satisfied its obligation in the Best-Efforts Offering to deliver a Section 10(a) prospectus under Section 5(b)(2) of the Securities Act with the filing of the prospectus on August 9, 2007 and the Current Reports on Form 8-K. We also believe that the investors had been advised through the subscription agreements that the shares were being acquired in a registered offering, and accordingly had "the means of understanding the intricacies of the transaction," which is the intended purpose of the prospectus,8 and that the Company had liability under Section 12(a)(2) of the Securities Act 9. This was not affected by the failure to file the final prospectus with the fixed price prior to the sale.

However, if the Staff does not agree with this conclusion, the Company submits that it satisfied its prospectus delivery obligation with the filing of the Post-Effective Amendment on November 7, 2007, as it made a good faith and reasonable effort to file it with the Commission as part of the registration statement within the required Rule 424 prospectus filing timeframe pursuant to the cure provision provided by Rule 424(b)(8).

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8 Final Rule Release No. 33-8591, Footnote 552.
9 Final Rule Release No. 33-8591, Footnote 555.

GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

Good Faith and Reasonable Effort

As part of its Securities Offering Reform amendments described above, the Commission provided that "the filing condition is satisfied if the issuer makes a good faith and reasonable effort to file the prospectus within the timeframe required by Rule 424." In connection therewith, the Commission adopted new Rule 424(b)(8) of the Securities Act, which contains "a cure provision that allows the issuer an ability to cure an unintentional failure to file if it has made such a good faith and reasonable effort to comply with the filing condition and files the prospectus as soon as practicable after discovery of the failure to file."10 Rule 424(b)(8) provides as follows: "A form of prospectus otherwise required to be filed pursuant to paragraph (b) of this section that is not filed within the time frames specified in paragraph (b) of this section must be filed pursuant to this paragraph as soon as practicable after the discovery of such failure to file."11

The Company respectfully submits that it satisfied the tenets of this rule, as it made a "good faith and reasonable effort" to file as soon as it could after the discovery of such unintentional failure to file. As stated above, the Company acknowledges that it did not file the required prospectus supplement due to an unintentional error until the Staff contacted the Company through its counsel. Immediately upon such notification, Company's counsel advised the Company that it would be required to file a post-effective amendment, and the Company began updating the prospectus with current information, as the Staff had advised Company counsel that the post-effective amendment would have to be updated from the Registration Statement which was declared effective. We will provide to you supplementally, for your convenience, a redlined version of the Post-Effective Amendment, marked to show the changes that were made to the effective Registration Statement. As the Staff will note, there were numerous changes that had to be made, and which were made, in order to fully update the disclosure from a date in July to a more recent date in November, which took significant time and effort on behalf of the Company with the assistance of its counsel. These changes included the following, among others: (i) the addition of disclosure throughout the document with respect to the terms of the. Best-Efforts Offering, including the final fixed offering price per share; (ii) updating of the disclosure throughout the prospectus and Part II to report material changes in the Company's business and activities between July and November, including recent acquisitions, entry into material definitive agreements, adoption of a 2007 Stock Incentive Plan, changes to the Company's Board classification and management of it and its subsidiaries, and other recent events; (iii) updating the interim financial statements from the March 31, 2007 quarter-end, which had been included in the effective Registration Statement, to include financial statements for the quarter ended June 30, 2007; and (iv) to include the historical financial statements of the Company's wholly-owned subsidiaries, Auracall Limited and NTS Communications, Inc., as well as pro forma financial statements with respect to these acquisitions. The Company made a good faith effort to make all these changes as quickly as possible, and filed the updated Post-Effective Amendment as reasonably as practical after its discovery of the failure to file the prospectus supplement upon notification by the Staff. Accordingly, the Company firmly believes that it made a good faith and reasonable effort to comply with the prospectus delivery requirements allowable to it pursuant to the cure provision of Rule 424(b)(8), and therefore its delivery obligation under Section 5(b)(2) was satisfied upon filing of the Post-Effective Amendment, under the "access equals delivery" model discussed above.
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10 Release No. 33-8591, at Section VI.B.l.a(ii) (page 247).
11 17 CFR 230.424(b)(8).

GERSTEN SAVAGE LLP

Ms, Kathleen Krebs
Mr. John Zitko
June 23,2008

We would also like to note that the Commission indicated in its Securities Offering Reform Release that it believes that its amendments to Rule 172, and the related adoption of the cure period contained in Rule 424(b)(8), obviates "retroactive violations of Section 5 due to an issuer's failure to timely file the final prospectus."

For the foregoing reasons, the Company believes that no violation of Section 5 of the Securities Act occurred in connection with its sale of an aggregate of 1,950,000 shares of its Common Stock on October 23, 2007 and November 4, 2007 in the Best-Efforts Offering.

PROPOSED ADDITIONAL DISCLOSURE TO BE INCLUDED
IN THE REGISTRATION STATEMENT ON FORM S-1 FILED ON APRIL 18, 2008

The Company filed a Registration Statement on Form S-l on April 18, 2008 (File No. 333-150305) to register 5,906,020 shares of its Common Stock for resale by the selling stockholders named therein (the "April 18, 2008 Registration Statement"). The Staff has indicated, and the Company acknowledges, that additional disclosure should be added to the April 18, 2008 Registration Statement to reflect the issues raised in connection with the Best-Efforts Offering in the Registration Statement and Post-Effective Amendment. There are approximately 9 references in the April 18, 2008 Registration Statement to the Best-Efforts Offering disclosing the fact that the shares were sold pursuant to the Registration Statement which was declared effective on August 6, 2007. Accordingly, we hereby propose the following language, which, if it meets with the Staffs approval, will be added to such references by a pre-effective amendment to the April 18, 2008 Registration Statement:

GERSTEN SAVAGE LLP

Ms. Kathleen Krebs
Mr. John Zitko
June 23, 2008

"Following the effectiveness of the Registration Statement, the Company did not file a prospectus supplement within the required time period containing the final fixed offering price of $3.00 per share due to an unintentional error. Instead, the Company filed Current Reports on Form 8-K on October 23, 2007 and November 5, 2007 following its entry into the related subscription agreements with the purchasers of the shares, and filed a Post-Effective Amendment on November 7, 2007, each of which disclosed such final fixed price. The Company relied upon the cure provision provided by Rule 424(b)(8) under the Securities Act in filing the Post-Effective Amendment, as it filed such Post-Effective Amendment as soon as practicable upon discovery of the unintentional failure to file the prospectus supplement."

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We believe that the foregoing addresses the Staffs concerns.

Thank you for your time and consideration of this matter. We are available to discuss at your convenience should you have any additional questions or concerns.
Arthur S. Marcus, Esq.

Sincerely,

cc: Guy Nissenson Alon Reisser